UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

ProLung, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74348P209

(CUSIP Number)

steven c. eror

PO Box 981194

Park City, Utah 84098

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 3, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

STEVEN C. EROR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		174,251
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

174,251
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

174,251
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

RICHARD SERBIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

MICHAEL N. CHRISTIANSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

TODD M. MORGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		172,188*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

172,188*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

172,188*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%
14	TYPE OF REPORTING PERSON

IN

*Includes: (i) 32,500 Shares owned by the Todd M. Morgan Living Trust; (ii) 33,750 Shares owned by Creekside Investments; (iii) 3,750 Shares owned by E&M Morgan LLC, (iv) 50,000 Shares owned by MPM Investment LP and (v) 25,000 Shares owned by T&L Business Ventures that Mr. Morgan may be deemed to beneficially own.

5

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

ERIC M. SOKOL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		277,621*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

277,621*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

277,621*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.1%
14	TYPE OF REPORTING PERSON

IN

*Includes 39,683 Shares underlying certain convertible notes.

6

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

RON DUNFORD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		39,683*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

39,683*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,683*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

IN

*Includes 39,683 Shares underlying certain convertible notes.

7

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

BRIAN W. LOVERIDGE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,900
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 74348P209

1	NAME OF REPORTING PERSON

DON A. PATTERSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		58,735*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

58,735*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

58,735*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

IN

* Includes 23,810 Shares underlying certain convertible notes.

9

CUSIP NO. 74348P209

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 3, 2018, in order to preserve his right to seek representation on the Issuer’s board of directors (the “Board”) at the Issuer’s 2018 annual meeting of stockholders (the “Annual Meeting”), Mr. Eror delivered a letter to the Issuer’s Corporate Secretary nominating Richard Serbin, Todd Morgan, Michael Christiansen, Eric Sokol, Ron Dunford, Steven Eror, Brian Loveridge and Don Patterson (each, a “Nominee,” and collectively, the “Nominees”) for election to the Board at the Annual Meeting.

Also, on August 3, 2018, Mark Anderson, the Issuer’s CFO, delivered a letter to Mr. Eror in response to Mr. Eror’s letter to the Issuer dated July 26, 2018 and stated that the Board set August 13, 2018 as the record date for the purpose of determining the stockholders entitled to express consent to corporate action in writing without a meeting in connection with Mr. Eror’s public consent solicitation.

On August 6, 2018, Mr. Eror filed a preliminary consent statement with the Securities and Exchange Commission seeking the written consent of stockholders to expand the size of the Board to twelve directors, provide stockholders with the exclusive ability to fill Board vacancies and elect a slate of eight director nominees to fill the vacant Board seats.

Mr. Eror’s Nominees for election at the Annual Meeting and in the consent solicitation include:

Michael Christiansen, 61, is an investment banker and corporate executive, experienced in managing public and private equity transactions, mergers and acquisitions, and strategic advisory engagements with clients in enterprise technology, consumer, retailing and natural resources industries. Since 2016, Mr. Christiansen has served as Managing Director, Chief Financial Officer and Treasurer of Weild & Co., a leading network investment bank serving independent investment bankers and corporate issuer clients. Weild & Co. provides corporate finance services, including private equity and debt placement, mergers and acquisitions advisory, and targeted equity distribution strategies. Mr. Christiansen previously served as CFO and corporate advisor to SNT Media from 2014 to 2016. SNT Media operated an advanced digital media technology platform providing localized content and premium digital advertising, distributed through a partner network of digital media publishers. Between 2012 and 2014, he served variously as President and COO, Executive Vice President and CFO, and executive advisor to the secured creditors of Star Mountain Resources. From 2007 to 2012, Mr. Christiansen served as Managing Director at WestPark Capital in the corporate finance group and has served previously with Prudential Securities from 1997 to 2001, and with Seidler Amdec Securities and Laffer Associates from 1986 to 1992. Mr. Christiansen also served as Executive Vice President and CFO of Vizional Technologies, Inc. from 2002 through 2006, and as Executive Vice President and CFO of PortaCom Wireless, Inc. from 1994 to 1996. Mr. Christiansen currently serves as a director of Memex Inc. and as co-chair of the committee of unsecured creditors of Star Mountain Resources, Inc. Mr. Christiansen served as a Director of Radient Pharmaceuticals Corporation until 2014. Mr. Christiansen holds an MBA degree from the University of Southern California and a Bachelor of Science degree in corporate finance and economics from Utah State University.

10

CUSIP NO. 74348P209

Ron Dunford, 59, is President and CEO of Mentors International, a non-profit organization with a mission to empower the world's poor to grow in self-reliance through personal and business mentoring and access to financial services. Prior to joining Mentors International Mr. Dunford served as the President of Schreiber Foods US, where he established the vision and strategy to deliver growth in leadership, talent, capabilities and growth to the companies top and bottom lines. Schreiber Foods is a global, employee-owned business with annual sales of more than $5 billion. From 2006 to 2014 he served as the President and COO of Global Operations with responsibility for 27 production facilities worldwide. During this time, he led the implementation and improvement in lean manufacturing, maintenance excellence, product quality, food safety and employee safety. From 2002 to 2006, Mr. Dunford was the President and COO of the Food Service Sales Division where he had global leadership responsibility for the food service restaurant and co-manufacturing business. Mr. Dunford spent over 35 years in the dairy industry where he served as a board member of the International Dairy Foods Association, International Food Manufacturers Association and he served as the Chairman of the National Cheese Institute. Mr. Dunford currently serves on the Board of Directors at Schreiber Foods, Cypress Five Star, Inc., the Utah State University Entrepreneurial Center at the Huntsman School of Business, Mentors International and the CP Center of NE Wisconsin. Mr. Dunford earned his B.S. degree from Utah State University.

Steven C. Eror, 65, is the Issuer’s founder, and became its CEO, President and a member of the Board in February 2005 and served until June 2018. Previously, Mr. Eror served as President and Chief Executive Officer of MacroMed, Inc., a company focused upon injectable and oral drug delivery, breast and esophageal cancer therapeutics, analgesics and immunotherapy, from 2002 to 2004. He also served as President and CEO of Consonus, an information technology application service provider, from 2000 to 2001. Mr. Eror was the CFO of Pharmadigm, a company focused on targeting injectable anti-inflammatory for severe burns, asthma and wound healing, from 1996 to 2000. Prior to that, he served as the CFO of Evans and Sutherland Computer Corporation, providing military and private sector simulation technology for molecular modeling, concurrent engineering design and edutainment, from 1994 to 1996. In addition, he has held senior management positions at Guardian Industries and Ford Motor Company. He also serves as an adjunct Professor of Finance at the David Eccles Graduate School of Business, University of Utah. Mr. Eror received a B.A. in Economics and French and an MBA from the University of Utah.

Brian Loveridge, M.D., 46, is a board-certified emergency medicine physician with 17 years of service and has been the Medical Director of Diabetes Relief since January 2017. Since June 2006, he has served as an Emergency Physician at Ogden Regional Medical Center. From June 1999 to May 2006, Dr. Loveridge served in the United States Air Force as an emergency medicine physician. Dr. Loveridge received his M.D. from the University of Utah School of Medicine and completed his emergency medicine residency at Wright State University in Dayton, Ohio.

Todd Morgan, 66, currently serves as general partner and manager of MPM Investment Group LP which he founded in 2008. In 1982 he founded Morgan Industries, the owner of Morgan Pavement Inc., an asphalt paving and maintenance company. Morgan Industries also owns Nurock Asphalt, a company which currently manufactures and sells asphalt maintenance products. He began his career with The West Bend Company in the sales department and served as the District Manager from 1974 to 1981. Mr. Morgan currently serves as chairman of the board of Morgan Industries Inc. He is also serving on the Board of Directors of Ellison Ranching Company. Mr. Morgan served on the Issuer’s Board from January 2014 until June 2018 and served as Chairman of the Board from April 2016 until June 2018. He served on the board of directors of America West Bank from 2004 to 2009.

11

CUSIP NO. 74348P209

Don Patterson, 65, has extensive experience in intellectual property patent development and the licensing of proprietary manufacturing processes internationally, currently serving as the CEO of Innovative Coatings, Inc. since co-founding the company in May 1999, and as the Managing Member of Precision Coatings Innovations, LLC which he founded in May 2008. Mr. Patterson practiced as a CPA for 27 years, including a distinguished career at the accounting firm Arthur Andersen, and founded an accounting firm that became the sixth largest firm of its kind in metropolitan Phoenix, Arizona. Following his public accounting career, Mr. Patterson founded and became CEO of Legacy Window Coverings, LLC, a company involved in importing, manufacturing and distributing products through local, regional and nationally recognized sources, and sold the company in December 2012 after it became one of the largest independent distributors in the United States. Mr. Patterson has previously served on the boards of Meadow Valley Contractors, Inc. and Ready Mix, Inc., two NASDAQ-listed affiliated companies, from January 2006 to November 2008, as Audit Committee Chair and member of the Compensation Committee. He currently serves on the board of Mentors International, a charitable organization that provides micro-credit loans and training to assist the poor to end their poverty through business development, where has served for 12 years. Mr. Patterson is a graduate of Arizona State University and received a B.A. degree in Accounting.

Richard Serbin, 73, serves as Managing Director of Platform Health Ventures, a healthcare strategic and tactical consulting group as well as the COO of the Gorlin Companies, LLC. He has served as the Head of Global Corporate Development at CURE Pharmaceutical Holding Corp. since May 2017. Mr. Serbin is the Founder of Radius Scientific Corporation. He plays an active role in developing business strategy and joint venture contacts and in guiding Mazal Plant Pharmaceuticals Inc. in regulatory compliance and investor relations. He served as the President of Corporate Development and In-House Legal Counsel at Life Science Institute, LLC from June 2013 to July 2014. He served as CEO of Optigenex Inc. from July 2002 to September 2005. From January 1999 to July 2002, Mr. Serbin was a consultant to various pharmaceutical companies and served as President of Bradley Pharmaceuticals. From 1979 to 1986, Mr. Serbin held various positions including serving as Vice President of Corporate Development at Ortho Pharmaceuticals, a Johnson & Johnson (“J&J”) subsidiary and practiced Patent and FDA law at Revlon, J&J and Schering-Plough. He was Patent Attorney for Schering Plough Corporation and Chief FDA Counsel for Revlon and J&J. Subsequently, he worked at Revlon Corporation as its Chief Food, Drug and Cosmetic Counsel. He served as J&J's Vice President of Corporate Development and later led a successful public offering venture based on technology developed at Stanford Medical School. He has worked on multiple international acquisitions and strategic relationships. Mr. Serbin has been a member of the Advisory Board at CURE Pharmaceutical Holding Corp. since January 2017 and Prime Access, Inc. since September 2015. He has been a Director of Co-Diagnostics, Inc. since May 2017. He served as a Director at Rapid Nutrition Plc from November 2014 to August 2017. He served as Head of Business Advisory Board at Mazal Plant Pharmaceuticals Inc. from October 2006 to September 2007. While at J&J, Mr. Serbin served on the Board of Directors of 16 United States and international subsidiary companies, including Ethicon, Ortho Pharmaceuticals, J&J Consumer Products, Pittman-Moore, Mc Neil and J&J Development Corporation. He served as a Director at Viropro Inc. from May 2013 to June 2014. He served as a Director of Optigenex Inc. from July 2004 to September 2005. For more than a decade, he served and continues to serve as a Senior Advisor to the Swedish American Life Science Summit (SALSS), the leading invitation healthcare summit, held annually in Stockholm, Sweden. Mr. Serbin holds a B.S. and a B. Pharmacy from Rutgers University and Rutgers University College of Pharmacy, a J.D. degree from Seton Hall Law School and a Master’s Degree in Trade Regulations and Law from NYU Law School.

Eric Sokol, 47, is an entrepreneur with experience founding, operating and selling businesses in the areas of investments, securities, insurance, financial planning, project management, training, retail sales and human resource management. From July 2007 to May 2018, Mr. Sokol owned and operated Project Management Resource Group, Inc., a company focused on project management, training and human resource management. Prior to that, Mr. Sokol owned and operated Dollar Treasures, a retail sales store. Prior to that, Mr. Sokol owned and operated Investment Solutions, a company focused on investment, securities, insurance and financial planning. Mr. Sokol has obtained licenses or certifications in Life Insurance, Health Insurance, Annuities and Series 7 securities. Mr. Sokol holds a Bachelor of Arts in Finance, Money and Banking and Business Management from Franklin University in Columbus, Ohio.

12

CUSIP NO. 74348P209

Mr. Eror reserves the right to either withdraw some or all of his Nominees or to nominate additional nominees for election to the Board at the Annual Meeting depending on the circumstances existing at such time, including the number of directors standing for election at the Annual Meeting and the result of Mr. Eror’s consent solicitation to add new directors.

Item 5.	Interest in Securities of the Issuer.

Item 5(c) is hereby amended and restated to read as follows:

(c)       None of Messrs. Eror, Serbin, Christiansen, Morgan, Dunford, Loveridge, Patterson or Sokol has entered into any transactions in the Shares during the past sixty days.

Mr. Sokol’s acquisition of 125,438 Shares in a private transaction on May 3, 2018, resulting in Mr. Sokol’s beneficial ownership exceeding 5% of the total outstanding Shares, is set forth in Schedule A and is incorporated herein by reference.

13

CUSIP NO. 74348P209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2018

/s/ Steven C. Eror
STEVEN C. EROR Individually and as attorney-in-fact for Richard Serbin, Michael N. Christiansen, Todd M. Morgan, Eric M. Sokol, Ron Dunford, Brian W. Loveridge and Don A. Patterson

14

CUSIP NO. 74348P209

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

ERIC SOKOL

Purchase of Common Stock	125,438	$7.25	05/03/2018